Delaware Operating Services Company
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of
ASSETS	September 30, 2004
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Accounts receivable from associated companies	*
Interest and taxes receivable	*
Other prepayments	*
	*
Deferred Charges and Other Assets	
Deferred income tax	*
Prepaid pension cost	*
	*
Total Assets	*

LIABILITIES AND OWNER'S EQUITY

Current Liabilities	
Accounts payable	*
Notes payable to associated companies	*
Other	*
	*
Deferred Credits and Other Liabilities	
Pension and OPEB	*
Capitalization	
Common stock	*
Additional paid in capital	*
Retained earnings	*
	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.

Delaware Operating Services Company
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Nine Months **Ended September 30, 2004**
OPERATING REVENUES	*
OPERATING EXPENSES	
Cost of sales	*
Operation and maintenance	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.